Exhibit 99.5

November 11, 2021	News Release 21-20

Pretivm Records Solid Third Quarter 2021

Vancouver, British Columbia, November 11, 2021; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces operating and financial results for the third quarter 2021 (see “Key Operating Metrics” and “Key Financial Metrics” tables below).

All amounts are expressed in thousands of US dollars unless otherwise noted. This release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2021 and 2020, available on the Company’s website and on SEDAR and EDGAR.

Third Quarter 2021 Highlights

●	Our first priority is the health and safety of our employees, contractors and neighbouring communities in northwest British Columbia (“BC”). As of September 19, 2021, direct Pretivm employees achieved one year of work with no lost-time injuries, which is equivalent to approximately 1.75 million hours. This is a significant achievement in our commitment to Health and Safety. Additionally, our employees and contractors worked over 780,000 hours with no lost-time injuries during the third quarter of 2021.

●	Newcrest Mining Limited (“Newcrest”) is to acquire Pretivm for C$18.50 in cash or shares, subject to proration (see news release dated November 8, 2021). The acquisition will require the approval of Pretivm shareholders and is subject to regulatory approvals. The acquisition is expected to be completed in the first quarter of 2022. Pretivm’s Board of Directors have determined the acquisition is in the best interest of the Company and unanimously recommend that shareholders vote in favour of the acquisition.

●	Production was 90,673 ounces of gold in the third quarter of 2021, compared with 86,136 ounces in the third quarter of 2020. Higher production reflects the increased tonnes milled in the period and the reduction in gold remaining in-circuit from 7,718 ounces at June 30, 2021 to 1,677 ounces at September 30, 2021, partially offset by lower head grade.

●	Revenue of $146.8 million from the sale of 81,626 ounces of gold. Revenue in the third quarter 2021 represents a 5.2% decrease from the third quarter of 2020 driven primarily by a 7.0% decrease in the average realized price(1) of gold to $1,799 per ounce, partially offset by a 0.7% increase in gold ounces sold. Gold sold in the quarter was lower than production due to mining of higher grade stopes at the end of the quarter and timing of gold sales.

●	Another profitable quarter, with $0.12 in net earnings per share and $0.13 in adjusted earnings per share(1,2). Net earnings were $22.0 million and adjusted earnings(1,2) were $24.3 million for the quarter, compared to net earnings of $31.2 million and adjusted earnings(1,2) of $32.0 million in the third quarter of 2020. The decrease in net earnings was primarily due to lower realized gold prices and higher production costs as well as higher relative deferred income tax expenses, partially offset by decreases in corporate and administrative, exploration and evaluation and interest and finance expenses.

●	EBITDA(1) of $67.0 million and free cash flow(1) of $23.6 million. EBITDA(1) and free cash flow(1) in the third quarter 2021 decreased compared to the third quarter 2020 ($77.9 million and $66.8 million, respectively) due to substantial investment in expansion capital expenditures over the summer construction period at the Brucejack Mine, lower revenues and higher production costs reflecting higher levels of throughput and increased drilling.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

[2]	Refer to the revised definition of adjusted earnings in the “Non-IFRS Financial Performance Measures” section.

●	AISC(1) of $1,071 per ounce of gold sold is within annual guidance. AISC(1) in the third quarter 2021 was higher than AISC(1) of $1,016 per ounce of gold sold in the third quarter of 2020 due to the strengthening Canadian dollar and higher production costs.

●	We remain on track to achieve our 2021 guidance of 325,000 to 365,000 ounces of gold produced at an AISC(1) between $1,060 and $1,190 per ounce of gold sold with $40.0 - $45.0 million of sustaining capital expenditures and $65.0 - $75.0 million of expansion capital expenditures.

●	Cash and cash equivalents increased to $213.4 million as at September 30, 2021 from $174.8 million as at December 31, 2020 and included the repayment of $5.9 million in debt in the quarter. As at September 30, 2021, we had long term debt of $189.8 million and available liquidity of $461.8 million including cash and cash equivalents and the undrawn revolving portion of our Amended Loan Facility.

●	On August 9, 2021, we completed a refinancing of our Loan Facility. The amended Loan Facility (the “Amended Loan Facility”) consists of a $100.0 million amortizing, non-revolving term credit facility, (the “Term Facility”) and a $250.0 million revolving credit facility (the “Revolving Facility”), further increasing our liquidity as well as reducing our quarterly repayments under the Term Facility.

●	Underground resource expansion drilling continues to confirm the opportunity to add to the mine life at Brucejack, while a high-grade gold exploration discovery affirms the district scale potential of Brucejack. Resource expansion drilling intercepted high-grade gold mineralization in the North Block, directly adjacent to existing infrastructure, demonstrating the potential to extend the Valley of the Kings deposit to the north. Near-mine exploration has led to the discovery of a new mineralized zone at Golden Marmot which demonstrates the district-scale potential of Brucejack. Additional results from the resource expansion and near-mine exploration drill programs are expected to continue to be released through the fourth quarter of 2021 and the first quarter of 2022.

●	Our 2020 Sustainability Report highlighting our progress in health and safety, contributions to the local communities and our environmental management performance was released in the third quarter. We strive to be a leader in environmental, social and governance (“ESG”) performance and are proud of the sustainable operations we have been able to achieve at our Brucejack Mine.

Third Quarter 2021 Operations Overview

Key Operating Metrics

	3 months ended Sep. 30,		9 months ended Sep. 30,
	2021	2020	2021	2020
Ore milled (t)	348,026	325,420	1,019,563	997,821
Mill throughput (tpd)	3,783	3,537	3,735	3,642
Head grade (g/t gold)	7.8	8.6	8.4	8.4
Gold recovery (%)	97.1	97.6	97.1	96.9
Gold produced (oz)	90,673	86,136	259,551	259,443

Abbreviations: t (tonnes), tpd (tonnes per day), g/t (gram per tonne) and oz (ounces).

Mining, processing and production

During the three months ended September 30, 2021, a total of 348,026 tonnes of ore, equivalent to a throughput rate of 3,783 tonnes per day, were processed. This was a 6.9% increase from the comparable period in 2020, in which a total of 325,420 tonnes of ore, equivalent to a throughput rate of 3,537 tonnes per day, were processed.

The mill feed grade averaged 7.8 grams per tonne gold for the third quarter of 2021, which was 9.3% lower than the 8.6 grams per tonne in the comparable period in 2020. Gold recovery for the third quarter of 2021 was 97.1% compared to 97.6% in the comparable period in 2020.

For the nine months ended September 30, 2021 a total of 1,019,563 tonnes of ore, equivalent to a throughput rate of 3,735 tonnes per day, were processed at a mill feed grade of 8.4 grams per tonne. The tonnes processed were 2% higher for the first nine months of 2021 compared to the prior year period, while mill feed grade and gold recovery were consistent with the comparable period in 2020.

We continued our lateral development at an advanced rate during the three months ended September 30, 2021, achieving approximately 1,140 meters per month (2020 – 1,029 meters per month) for a total of 3,420 meters completed during the third quarter 2021 (2020 – 3,086 meters).

Diamond drilling activity continued to progress during the third quarter of 2021, with nine diamond drills on site conducting infill and resource expansion drilling. Infill diamond drilling targeted Mineral Reserves proximal to mine infrastructure to build stope inventory and provide flexibility for near term mining. A total of 53,193 meters of diamond drilling was completed for the three months ended September 30, 2021.

We expect to continue to focus on advancing underground development to expand mine access at depth and to the west. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production and additional platforms for resource expansion drilling. As of September 30, 2021, we had 292,202 drilled tonnes of stope inventory.

During the three months ended September 30, 2021, the Brucejack Mine produced 90,673 ounces of gold and 112,051 ounces of silver. For the comparable period in 2020, we produced 86,136 ounces of gold and 130,975 ounces of silver. The increase in gold production was primarily due to increased mill throughput and the reduction in gold remaining in-circuit from 7,718 ounces at June 30, 2021 to 1,677 ounces at September 30, 2021, partially offset by lower head grade.

For the nine months ended September 30, 2021, the Brucejack Mine produced 259,551 ounces of gold and 347,956 ounces of silver compared to 259,443 ounces of gold and 364,223 ounces of silver in the comparable period of 2020.

Acquisition by Newcrest Mining Limited

On November 8, 2021, the Company announced that it had entered into a binding agreement (the “Arrangement Agreement”) with Newcrest Mining Limited (“Newcrest”) under which Newcrest agreed to acquire all of the outstanding shares of Pretivm that it does not already own (the “Transaction”). Pursuant to the Transaction, Pretivm shareholders will have the option to elect to receive C$18.50 per Pretivm share in cash or 0.8084 Newcrest shares per Pretivm share, representing share consideration of C$18.50 based on the Canadian dollar equivalent of the 5 day volume-weighted-average-price (“VWAP”) of Newcrest shares on the Australian Securities Exchange (“ASX”) ending on November 8, 2021, subject to proration to ensure aggregate cash and Newcrest share consideration each represent 50% of total transaction consideration (the “Transaction Price”). Pretivm shareholders who do not elect cash or Newcrest shares (subject to proration) will receive default consideration of C$9.25 per Pretivm share in cash and 0.4042 Newcrest shares per Pretivm share.

The Transaction, which is not subject to a financing condition, will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of 66 2/3% of the votes cast by (i) the holders of Pretivm’s common shares and (ii) holders of options to acquire shares of Pretivm, voting together as a single class, at a special meeting of Pretivm securityholders to be held to consider the Transaction (the “Special Meeting”). In addition to approval by Pretivm shareholders and optionholders, the Transaction is also subject to the receipt of court approval, regulatory approvals, including approval under the Investment Canada Act and competition clearances in Canada, and other customary closing conditions for transactions of this nature. The Transaction is expected to be completed in the first quarter of 2022.

The Arrangement Agreement provides for customary deal-protection provisions, including a non-solicitation covenant on the part of Pretivm and a right for Newcrest to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement includes a termination fee of C$125 million, payable by Pretivm, under certain circumstances (including if the Arrangement Agreement is terminated in connection with Pretivm pursuing a Superior Proposal).

A special committee comprised entirely of independent directors of Pretivm (the “Special Committee”) unanimously recommended the Transaction to the Board of Directors of Pretivm. The Board of Directors has evaluated the Arrangement Agreement with the Company’s management and legal and financial advisors and, following the receipt and review of a unanimous recommendation from the Special Committee, the Board of Directors unanimously determined that the Arrangement Agreement is in the best interest of the Company, and resolved to recommend that the Company’s shareholders vote in favour of the Transaction, all subject to the terms and conditions contained in the Arrangement Agreement.

Resource expansion drilling results

The 2021 resource expansion drill program was designed to test for Valley of the Kings style mineralization to the north and at depth adjacent to the defined Mineral Resource and the potential extension of mineralization underground towards Gossan Hill and the Bridge Zone.

On September 13, 2021 we announced Phase 3 drill results from the North Block resource expansion drill program. Phase 3 of the North Block resource expansion drill program was initiated to follow-up on the high-grade gold intersected directly to the north of the Valley of the Kings deposit during Phase 1 and Phase 2 of the North Block drill program.

Phase 3 results include seven intersections assaying above 1,000 grams per tonne gold. Drill hole VU-3255 assayed 493.2 grams per tonne gold over 15.0 meters, including 7,360 grams per tonne gold over 1.0 meter. Drill hole VU-3242 assayed 676.8 grams per tonne gold over 7.0 meters, including 3,150 grams per tonne gold over 1.5 meter. High-grade gold mineralization was intercepted up to 450 meters from the current Valley of the Kings resource shell and up to 300 meters from the West Zone resource shell.

One drill hole from each drill fan was extended to test the exploration potential to the north of the North Block Zone. These extended holes intersected stockwork veining and high-grade gold mineralization along trend from the West Zone. An intersection from drill hole VU-3252 assayed 3,660.0 grams per tonne gold over 1.0 meter at 330.5 meters down hole. See our news release dated September 13, 2021 for more information, including assay results and discussion of the process for the preparation and analysis of samples.

To follow-up on the success of the first three phases, Phase 4 of the North Block drilling program was completed to test the potential to the west of the first three phases of drilling, and assay results are pending.

Surface exploration drilling results

On October 25, 2021 we announced a high-grade gold exploration discovery at the Golden Marmot Zone, located 3.5 kilometers north of the Valley of Kings deposit and accessible via an exploration trail from the Brucejack Mine. Assay results have been received for the first nine drill holes, of which eight drill holes intersected gold.

A highlight was drill hole SU-786, which intersected 72.5 grams per tonne gold over 53.5 meters, including 6,700 grams per tonne gold and 3,990 grams per tonne silver over 0.5 meters. The 2021 drill program at Golden Marmot consisted of 26 drill holes totaling 8,466 meters. Assay results from the remaining 17 drill holes are expected to be released early next year. See our news release dated October 25, 2021 for more information, including assay results and discussion of the process for the preparation and analysis of samples.

COVID-19 management

We established COVID-19 management plans and implemented enhanced protocols and preventative measures to mitigate the spread of COVID-19 at the onset of the pandemic in 2020.

We continue to follow our COVID-19 management plans as well as directives of federal, provincial and regional authorities. We also continue to enhance our commitment to preventative measures for our workforce and local communities, and under the guidance of the local health authority, a program to administer COVID-19 vaccinations was initiated at the Brucejack Mine.

While we manage active cases of COVID-19 at the Brucejack Mine from time to time, there have been no outbreaks of COVID-19 declared by the BC Northern Health Office at the Brucejack mine during or since the end of the third quarter 2021.

Third Quarter 2021 Financial Overview

Key Financial Metrics

	3 months ended Sep. 30,		9 months ended Sep. 30,
In thousands of USD, except for per oz data	2021	2020 Restated (1)	2021	2020 Restated (1)
Gold sold (oz)	81,626	81,068	247,951	257,576
Average realized price ($/oz)[2]	1,799	1,935	1,802	1,759
Revenue ($)	146,825	154,876	441,561	448,003
Cost of sales ($)	96,252	86,710	287,892	270,746
EBITDA ($)[2]	67,011	77,929	207,820	220,326
Net earnings ($)	22,046	31,215	79,366	76,092
Per share – basic & diluted ($/share)	0.12	0.17	0.42	0.41
Adjusted earnings ($)[2,3]	24,328	31,985	78,150	80,152
Per share - basic ($/share)[2,3]	0.13	0.17	0.42	0.43
Production cost ($/milled tonne)	201	192	204	189
Total cash cost ($/oz)[2]	862	755	849	764
AISC ($/oz)[2]	1,071	1,016	1,059	974

Abbreviations: t (tonnes), tpd (tonnes per day), g/t (gram per tonne) and oz (ounces).

1.	Amounts included in the table above for the three and nine months ended September 30, 2020 have been restated to account for the voluntary change in accounting policy related to exploration and evaluation (“E&E”) expenditures. Refer to the “Change in Accounting Policy” section at the end of this news release.

2.	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

3.	In addition to the voluntary change in accounting policy related to exploration and evaluation expenditures, adjusted earnings has been restated to reflect management’s new definition as described in the “Non-IFRS Financial Performance Measures” section.

Gold sales and revenue

The gold price rose over the course of 2020 amid economic uncertainty that was exacerbated by the COVID-19 pandemic starting in March 2020. The gold price declined in the first quarter of 2021 before increasing during the second quarter of 2021 and then decreasing in the third quarter. The gold price in the third quarter of 2021 was lower than in the comparative 2020 period while the price for the nine months ended September 30, 2021 was higher than in the comparative period. The average London Bullion Market Association AM and PM market price over the three and nine months ended September 30, 2021 was $1,790 (2020 – $1,909) and $1,800 (2020 - $1,736), respectively per ounce of gold.

For the three months ended September 30, 2021, we sold 81,626 ounces of gold, a 0.7% increase from 81,068 ounces of gold sold in the comparable period in 2020. The increase in gold ounces sold was due to higher production mostly offset by changes in inventory due to the timing of sales relative to production and the processing of higher grade stopes late in the quarter. The average realized gold price(1) was $1,799, a 7.0% decrease from the average realized gold price(1) in the comparable period in 2020.

Revenue of $146,825 for the third quarter 2021 decreased by 5.2% from $154,876 in the third quarter 2020. The decrease in revenue was primarily the result of a decrease in the average realized gold price(1).

For the nine months ended September 30, 2021 we sold 247,951 ounces of gold, a 3.7% decrease from 257,576 ounces of gold sold in the comparable period in 2020. The reduction in gold ounces sold was due to changes in inventory due to the timing of sales relative to production, the processing of higher grade stopes late in the quarter. The average realized gold price(1) was $1,802, a 2.5% increase from the average realized gold price(1) in the comparable period in 2020.

Revenue of $441,561 for the nine months ended September 30, 2021 was 1.4% lower than the $448,003 in the comparable period of 2020 as the increase in the average realized gold price was more than offset by the impact of lower ounces of gold sold.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended September 30, 2021 were $862 per ounce of gold sold compared to $755 per ounce of gold sold in the comparable period in 2020. Total cash costs(1) increased primarily due to higher production costs.

AISC(1) for the three months ended September 30, 2021 totaled $1,071 per ounce of gold sold compared to $1,016 per ounce of gold sold in the comparable period in 2020. AISC(1) increased for the same reasons as total cash costs(1) as well as higher levels of sustaining capital expenditures. Sustaining capital expenditures increased for the three months ended September 30, 2021 due to comprehensive drill programs and improvement-oriented capital expenditures, partially offset by the sale of a cable bolter in the quarter.

The impact of the strengthening CAD on total production costs during the third quarter of 2021 increased total cash costs(1) and AISC(1) by approximately $35 per ounce of gold sold in the period compared to the comparable period in 2020.

Production costs associated with COVID-19 safety protocols and the COVID-19 outbreak impacted total cash costs(1) and AISC(1) by approximately $8 per ounce of gold sold in the third quarter of 2021, compared to approximately $25 in the comparable period of 2020.

Total cash costs(1) for the nine months ended September 30, 2021 were $849 per ounce of gold sold compared to $763 per ounce of gold sold in the comparable period in 2020. Total cash costs(1) increased primarily due to higher production costs as well as a lower amount of gold ounces sold in the period.

AISC(1) for the nine months ended September 30, 2021 totaled $1,059 per ounce of gold sold compared to $971 per ounce of gold sold in the comparable period in 2020. AISC(1) increased for the same reasons as total cash costs(1) as well as due to higher levels of sustaining capital expenditures.

Sustaining capital expenditures increased for the nine months ended September 30, 2021 due to comprehensive drill programs, improvement-oriented capital expenditures and the purchase of an electric Z50 truck and deposits on the additional six electric trucks in the fleet. This was partially offset by the sale of a cable bolter in the third quarter of 2021.

The impact of the strengthening CAD on total production costs during the first nine months of 2021 increased total cash costs(1) and AISC(1) by approximately $62 per ounce of gold sold in the period compared to the comparable period in 2020.

Production costs associated with COVID-19 safety protocols and the COVID-19 outbreak impacted total cash costs(1) and AISC(1) by approximately $13 per ounce of gold sold in the first nine months of 2021, compared to approximately $27 in the comparable period of 2020.

Net earnings, EBITDA(1) and adjusted earnings(1)

Net earnings and comprehensive earnings for the three month and nine months ended September 30, 2021 were $22,046 and $79,366 respectively, compared to $31,215 and $76,092 for the comparable periods in 2020. The decrease in net earnings in the third quarter of 2021 was primarily attributed to lower revenues and higher cost of sales, partially offset by decreases in interest and finance expense on the Loan Facility, corporate administrative costs and deferred income tax expenses. The increase in earnings for the nine months ended September 30, 2021 was primarily due to lower interest and finance expense, corporate administrative costs and deferred income tax expenses, partially offset by lower revenues and higher cost of sales.

EBITDA(1) of $67,011 and $207,820 in the third quarter and first nine months of 2021, respectively, decreased from $77,929 and $220,326 in the respective comparable periods of 2020 primarily due to decreased revenues and higher production costs.

Adjusted earnings(1) for the three and nine months ended September 30, 2021 were $24,328 and $78,150, respectively, compared to $31,985 and $80,152 for the respective comparable periods in 2020. Adjusted earnings were impacted by the same reasons as net earnings as well as fluctuations in foreign exchange rates during the period.

Liquidity and Capital Resources

Cash Flow

	3 months ended Sep. 30,		9 months ended Sep. 30,
In thousands of USD	2021	2020 Restated(1)	2021	2020 Restated(1)
Cash generated by operating activities ($)	64,049	77,495	198,389	219,771
Cash used in financing activities ($)	(11,761)	(877)	(86,896)	(39,145)
Cash used in investing activities ($)	(40,462)	(10,686)	(73,093)	(28,412)
Effect of foreign exchange rate changes on cash and cash equivalents ($)	(919)	343	297	(379)
Change in cash & cash equivalents ($)	10,907	66,275	38,697	151,835
Free cash flow ($)[2]	23,587	66,809	125,296	191,359

1.	Amounts included in the table above for the three and nine months ended September 30, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Change in Accounting Policy” section at the end of this news release.

2.	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

During the three months ended September 30, 2021, we incurred $9,351 on sustaining capital expenditures compared to $9,151 in the comparable period in 2020. Sustaining capital expenditures during the period included resource drilling, a down payment for the six electric haul trucks, underground development, and purchase of surface operations trucks and trailers. In the comparable period in 2020, sustaining capital expenditures included underground development, resource drilling, purchase of one reverse circulation drill, repair of mill building exterior walls and construction costs of the bulk gravity lab.

During the three months ended September 30, 2021, we incurred $31,882 on expansion capital expenditures compared to $3,552 in the comparable period in 2020. Significant expansion capital expenditures incurred during the period included construction costs for the new permanent camps at the Brucejack Mine, the new assay lab and integrated core shack. In the comparable period of 2020, expansion capital expenditures included construction costs of the new mill dry.

Cash used in investing activities for the nine months ended September 30, 2021 was $73,093 compared to $28,412 for the comparable period in 2020. For the nine months ended September 30, 2021, cash used in investing activities related to sustaining and expansion capital expenditures in the amount of $77,229 (2020 – $29,016).

During the nine months ended September 30, 2021, we incurred $26,243 on sustaining capital expenditures compared to $20,343 in the same period in 2020. Sustaining capital expenditures incurred during the period included resource drilling, the purchase of one electric haul truck and down payment for the remaining fleet of six trucks, underground development and purchase of surface operations trucks and trailers. In the comparable period in 2020, sustaining capital expenditures included purchase of three reverse circulation drills, underground development, resource drilling, repair of mill building exterior walls and construction costs of the bulk gravity lab.

During the nine months ended September 30, 2021, we incurred $60,480 on expansion capital expenditures compared to $10,084 in the same period in 2020. Significant expansion capital expenditures incurred during the period included construction costs for the new permanent camps at the Brucejack Mine, the new assay lab and integrated core shack. In the comparable period of 2020, expansion capital expenditures included construction costs of the new mill dry and apron feeder.

Free cash flow(1) for the three and nine months ended September 30, 2021 was $23,587 and $125,296, respectively, compared to $66,809 and $191,359 for the respective comparable periods in 2020.

Our cash and cash equivalents as at September 30, 2021 totaled $213,450, increasing by $38,697 from $174,753 as at December 31, 2020. The increase in cash and cash equivalents was primarily due to free cash flow(1) of $125,296 less cash used in financing activities of $86,896 for the nine months ended September 30, 2021.

At September 30, 2021, the undrawn portion of the Amended Loan Facility was $248,352 with $1,648 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement.

On August 9, 2021, we refinanced the Loan Facility with the Amended Loan Facility. The Amended Loan Facility consists of a $100,000 Term Facility and a $250,000 Revolving Facility. The Amended Loan Facility matures on August 8, 2025.

Qualified Persons

Patrick Godin, P.Eng., Vice President and Chief Operating Officer, Pretium Resources Inc. is a Qualified Person (“QP”) as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), and has reviewed and approved the scientific and technical information contained in this news release, other than in respect of our drilling programs.

Stephanie Wafforn, P.Geo., Pretivm’s Resource Manager is the QP, as defined by NI 43-101, responsible for our drilling programs and has reviewed and approved the scientific and technical information in this news release related thereto.

Webcast and Conference Call

In light of the acquisition announcement, Pretivm has cancelled its previously scheduled third quarter conference call on November 12, 2021.

About Pretivm

Pretivm is a growing intermediate gold producer with the 100%-owned, high-grade gold underground Brucejack Mine located in northwestern BC. We strive for operating excellence and our first priority is the health and safety of our employees, contractors and neighbouring communities. We are committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner.

For further information contact:

Troy Shultz

Manager, Investor Relations &

Corporate Communications

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(604) 558-1784

invest@pretivm.com

(SEDAR filings: Pretium Resources Inc.)

Change in Accounting Policy – exploration and evaluation (“E&E”) expenditures

We adopted a voluntary change in our accounting policy for E&E expenditures, effective January 1, 2021 applying the change fully retrospectively. As a result, balances of comparative periods have been restated. Under the new policy, we recognize these expenditures as E&E costs in the statement of earnings in the period incurred until management concludes the technical feasibility and commercial viability of a mineral deposit has been established. Costs that represent the acquisition of rights to explore a mineral deposit continue to be capitalized. Prior to January 1, 2021, our policy was to capitalize E&E expenditures as E&E assets. Refer to Note 2B of the Company’s Financial Statements for further details related to accounting policy change.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s MD&A for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

New definition of adjusted earnings and adjusted basic earnings per share

We use adjusted earnings and adjusted basic earnings per share to measure our underlying operating and financial performance.

Effective January 1, 2021, we changed the definition of adjusted earnings to better reflect what we consider our underlying operations of the business. All prior periods have been restated to reflect the new definition of adjusted earnings.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of our underlying operations, including: foreign exchange (gain) loss; (gain) loss on financial instruments at fair value; the impact of foreign exchange on Canadian denominated tax attributes, (gain) loss on financial instruments at fair value and non-recurring loss on sale of exploration and evaluation assets and associated tax impacts. Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

In prior periods, adjusted earnings was defined as net earnings adjusted to exclude the following: accretion on convertible notes, amortization of Loan Facility transaction costs, deferred income tax expense, (gain) loss on financial instruments at fair value and non-recurring loss on sale of exploration and evaluation asset.

Forward-Looking Information

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the consummation and timing of the Transaction; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of Newcrest post-Transaction; the strategic vision of Newcrest and expectations regarding the synergies between the Brucejack mine and Newcrest’s nearby Red Chris mine; timing, receipt and anticipated effects of court and regulatory approvals; the impact of the Transaction on employees and local stakeholders; and discussion of future plans, projects, objectives, estimates and forecasts and the timing related thereto; the effects of the COVID-19 outbreak as a global pandemic and the Brucejack Mine, including anticipated operational and financial impacts (including, without limitation, impacts on our capital projects and associated costs and schedules) and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans, including related protocols and procedures; business outlook and 2021 guidance, including production, expenditure, exploration, free cash flow and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated costs and cash and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine processing and production rate and gold recovery rate; capital modifications and upgrades, and estimated expenditures and timelines in connection therewith; our Amended Loan Facility, including its terms, maturity and repayment obligations; debt, operating, decommissioning, restoration and other obligations and commitments including their payment, timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our definition, sustaining, expansion and underground exploration drill programs, our follow up and near-mine exploration programs and our grassroots exploration program, and the specifications, targets, results, benefits, costs and timing thereof; the district-scale potential of Brucejack and the affirmation of this potential by the discovery of the Golden Marmot Zone; the potential for the Golden Marmot Zone to be a new high-grade deposit; integration (and ease of integration) of the Golden Marmot Zone into future mine plans as an independent source of ore to supply the Brucejack mill; the potential size of the Golden Marmot Zone including that it could be of similar size to the Valley of the Kings deposit; the expected announcement of assay results from the resource expansion and near-mine exploration drill programs; our views that additional deposits and sources of high-grade mineralization will be identified near the Valley of the Kings deposit opening up the potential for a significantly longer mine life and continued impressive cash flow generation; the drill results from the Gossan Hill, Bridge Zone and Hanging Glacier exploration programs; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; building stope inventory and providing flexibility in near-term mining; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity, capital requirements and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources and factors that could impact our liquidity; our capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources, including any updates thereto; parameters, assumptions and interpretation models used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our officer compensation policy, approach and practice; our relationship with community stakeholders; expected reduction in carbon emissions and expected timelines for such reductions; litigation matters, including our expectations with regards to the merits thereof and liability resulting therefrom; environmental matters, including our ability to reduce our greenhouse gas emissions; deferred income tax expenses, payment of taxes, our tax rate and the timeline for paying cash taxes based on expectations for existing tax pools; changes in accounting policies and new accounting standards applicable to the Company (including methods of adoption) and their effects; and anticipated impacts; statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; and the impact of financial instruments on our earnings. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: failure to receive the required court and regulatory approvals to effect the Transaction; changes in laws, regulations and government practices; the potential of a third party making a superior proposal to the Transaction; uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the impact of a pandemic and particularly the COVID-19 outbreak as a global pandemic and on our and Newcrest’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our and Newcrest’s workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our and Newcrest’s business, financial condition and results of operations; the effectiveness of our COVID-19 management plans, related protocols and preventative measures; the effect of restrictive covenants pursuant to the Loan Facility (now Amended Loan Facility); assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections and timelines; our production, gold grade, milling recovery, cash flow and cost estimates, including the accuracy thereof; commodity price fluctuations, including gold and silver price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risks in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation, processing and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; adequate internal control over financial reporting; various tax-related matters; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; maintaining our social license to operate; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; currency exchange rate fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles; some of our directors’ and officers’ involvement with other natural resource companies; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery and other laws and regulations; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; our anti-takeover provisions could discourage potentially beneficial third-party takeover offers; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; the adequacy of our environmental, social and governance practices and reporting, and their impact on our reputation and our ability to obtain financing; future sales or issuances of our debt or equity securities; the trading price of our common shares is subject to volatility due to market conditions and our operational and financial performance; our ability to pay dividends in the foreseeable future; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce; our ability to satisfy the terms and conditions precedent of the Arrangement Agreement in order to consummate the Transaction; Newcrest’s ability to obtain all necessary permits, licenses and regulatory approvals in connection with the Transaction in a timely manner, if at all; the adequacy of our and Newcrest’s financial resources; planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Mine; operating conditions; capital and operating cost estimates; planned expenditures and the timelines and potential impacts of such expenditures; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; and the litigation we are currently involved in. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our other disclosure documents filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

Cautionary Notes to United States Investors

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this news release was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to United States companies. Accordingly, information contained in this news release will not be comparable to similar information made public by United States companies reporting pursuant to SEC disclosure requirements.